Dated as of: March 7, 2018

SECOND AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

BETWEEN ADVISERS INVESTMENT TRUST

AND

VONTOBEL ASSET MANAGEMENT, INC.

OPERATING EXPENSE LIMITS

Fund Name	Class of Shares	Maximum Operating Expense Limit[1]
Vontobel International Equity Institutional Fund	Institutional Class	95 basis points (bps)

Vontobel Global Equity Institutional Fund	Institutional Class	90 bps

Vontobel Global Emerging Markets Equity Institutional Fund	Institutional Class	98 bps

Vontobel U.S. Equity Institutional Fund	Institutional Class	65 bps

ADVISERS INVESTMENT TRUST		VONTOBEL ASSET MANAGEMENT, INC.

By:	/s/ Barbara J. Nelligan	By:	/s/ Joseph Mastoloni
Name:	Barbara J. Nelligan	Name:	Joseph Mastoloni
Title:	President	Title:	CCO

By:	/s/ Philipp Hensler
Name:	Philipp Hensler
Title:	CEO

[1]	Expressed as a percentage of a Fund’s average daily net assets.